SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York 10036-6522

TEL: (212) 735-3000

FAX: (212) 735-2000

August 10, 2011

VIA EDGAR TRANSMISSION

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Florida East Coast Railway Corp. Amendment No. 4 to
Registration Statement on Form S-4
File No. 333-173954

Florida East Coast Holdings Corp.
Amendment No. 4 to
Registration Statement on Form S-4
File No. 333-174112

Dear Mr. Dobbie:

On behalf of Florida East Coast Railway Corp., a Delaware corporation (“FECR Corp.”), and Florida East Coast Holdings Corp., a Florida corporation (“Holdings Corp.” and, together with FECR Corp., the “Company”), enclosed please find a copy of Amendment No. 4 (the “FECR Corp. Amendment”) to the above-referenced Registration Statement of FECR Corp. (the “FECR Corp. Registration Statement”), and Amendment No. 4 (the “Holdings Corp. Amendment” and, together with the FECR Corp. Amendment, the “Amendments”) to the above-referenced Registration Statement of Holdings Corp. (the “Holdings Corp. Registration Statement” and, together with the FECR Corp. Registration Statement, the “Registration Statements”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

August 10, 2011

The Company is filing the Amendments in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 10, 2011 (the “Comment Letter”).

Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter, followed by the applicable response.

General

1.	Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Please revise each registration statement or exhibit as applicable.

The Company acknowledges the Staff’s Comment and has revised Exhibit 5.2 to each of the Registration Statements, as applicable, in response to the Staff’s Comments.

Exhibit 5.2

2.	We note your revised opinion, but the date of the opinion did not change. In your next amendment, please also update the opinion date.

The Company has refiled as Exhibit 5.2 to each of the Registration Statements a revised form of opinion of Shutts & Bowen LLP (“Shutts & Bowen”) in response to the Staff’s Comment.

3.	We note your response to our prior comment four and reissue in part. We note that you revised the second paragraph on page 5 but did not revise the first paragraph on page 4. The conditions set forth in the first paragraph on page 4 are too broad. In this regard, we note that counsel has assumed that documents reviewed and relied upon in giving its opinion are accurate and valid. These are inappropriate assumptions. Counsel may, however, assume that documents reviewed and relied upon in giving its opinion are true and correct copies of the original documents and that the representations of officers and employees are correct as to questions of fact. Please revise accordingly.

The Company has refiled as Exhibit 5.2 to each of the Registration Statements a revised form of opinion of Shutts & Bowen in response to the Staff’s Comment.

Mr. Justin Dobbie

Legal Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

August 10, 2011

***

If you have any questions regarding the responses to the Comments or require additional information, please contact the undersigned at (212) 735-4112.

Yours very truly,

/s/ Richard B. Aftanas

Cc:	John Brenholt
Donald E. Field
Jeffrey Sears
Lynwood Shenk